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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended June 30 of
Fiscal Year 2008

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

JUNE 30, 2008 AND DECEMBER 31, 2007

	June 30, 2008 (Unaudited)	June 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(Thousands of US dollars)(1)	(Thousands of Euro)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$362,111	€229,941	€302,894
Marketable securities	3,756	2,385	21,345
Accounts receivable—net	1,281,953	814,041	665,184
Sales and income taxes receivable	85,265	54,143	89,000
Inventories—net	877,798	557,403	575,016
Prepaid expenses and other	235,898	149,796	139,305
Deferred tax assets—current	201,460	127,928	117,853

Total current assets	3,048,241	1,935,637	1,910,597

PROPERTY, PLANT AND EQUIPMENT—net	1,653,606	1,050,042	1,057,782

OTHER ASSETS
Goodwill	3,899,683	2,476,304	2,601,840
Intangible assets—net	1,893,998	1,202,691	1,306,117
Investments	28,880	18,339	17,668
Other assets	282,611	179,458	195,370
Deferred tax assets—non-current	116,335	73,873	67,891

Total other assets	6,221,507	3,950,665	4,188,887

TOTAL ASSETS	$10,923,354	€6,936,344	€7,157,266

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	$714,896	€453,960	€455,588
Current portion of long-term debt	727,958	462,254	792,617
Accounts payable	565,871	359,329	423,432
Accrued expenses:
• payroll and related	218,543	138,775	132,983
• customers' right of return	49,106	31,183	26,557
• other	455,046	288,955	308,738
Income taxes payable	49,315	31,315	19,314

Total current liabilities	2,780,736	1,765,771	2,159,229

LONG-TERM DEBT	3,391,259	2,153,454	1,926,523

LIABILITY FOR TERMINATION INDEMNITIES	89,606	56,900	56,911

DEFERRED TAX LIABILITIES—NON-CURRENT	355,128	225,507	248,377

OTHER LONG-TERM LIABILITIES	376,388	239,007	229,972

COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	55,944	35,524	41,097

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—462,984,820 and 462,623,620 ordinary shares authorized and issued at June 30, 2008 and December 31, 2007, respectively; 456,550,034 and 456,188,834 shares outstanding at June 30, 2008 and December 31, 2007, respectively	43,747	27,779	27,757
Additional paid-in capital	478,833	304,059	277,947
Retained earnings	4,172,488	2,649,535	2,636,868
Accumulated other comprehensive loss	(710,559)	(451,206)	(377,428)

Total	3,984,509	2,530,168	2,565,145
Less—treasury shares at cost; 6,434,786 shares at June 30, 2008 and December 31, 2007	110,216	69,987	69,987

Total shareholders' equity	3,874,293	2,460,181	2,495,158

TOTAL	$10,923,354	€6,936,344	€7,157,266

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5748 on June 30, 2008 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007(3)
	(Thousands of US dollars)(1)(2)	(Thousands of Euro)(2)

NET SALES	$4,335,653	€2,753,145	€2,626,602
COST OF SALES	1,430,419	908,318	815,874

GROSS PROFIT	2,905,234	1,844,827	1,810,728

OPERATING EXPENSES:
Selling and advertising	1,746,282	1,108,891	1,065,610
General and administrative	470,396	298,702	258,507

Total	2,216,678	1,407,593	1,324,117

INCOME FROM OPERATIONS	688,556	437,234	486,611

OTHER INCOME (EXPENSE):
Interest income	9,866	6,265	6,834
Interest expense	(102,053)	(64,804)	(38,956)
Other—net	(2,592)	(1,646)	2,382

Other income (expense)—net	(94,779)	(60,185)	(29,740)

INCOME BEFORE PROVISION FOR INCOME TAXES	593,777	377,049	456,871
PROVISION FOR INCOME TAXES	204,556	129,893	164,473

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	389,220	247,156	292,397
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	17,119	10,871	9,560

NET INCOME	$372,101	€236,285	€282,837

BASIC EARNINGS PER SHARE (ADS):	$0.82	€0.52	€0.62

FULLY DILUTED EARNINGS PER SHARE (ADS):	$0.81	€0.52	€0.62

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		456,410.2	454,498.3
Diluted		457,792.5	457,970.0

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5748 on June 30, 2008 (see Note 5).

(2)
Amounts in thousands except per share data.

(3)
Includes a non-recurring gain related to the sale of real property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—U.S. GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital			Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings	Comprehensive Income		Treasury Shares
	(Thousands of Euro)

BALANCES, January 1, 2008	462,623,620	27,757	277,947	2,636,868		(377,428)	(69,987)	2,495,158
Exercise of stock options	361,200	22	3,119					3,140
Translation adjustment					(71,404)	(71,404)		(71,404)
Non-cash stock-based compensation			22,993					22,993
Minimum pension liability, net of taxes					476	476		476
Change in fair value of derivative instruments, net of taxes					(2,850)	(2,850)		(2,850)
Dividends declared				(223,617)				(223,617)
Net income				236,285	236,285			236,285

Comprehensive income					162,507

BALANCES, June 30, 2008	462,984,820	27,779	304,059	2,649,535		(451,206)	(69,987)	2,460,181

Comprehensive income					$255,915

(Thousands of US dollars)(1)
BALANCES, June 30, 2008	462,984,820	$43,747	$478,833	$4,172,488		$(710,559)	$(110,216)	$3,874,293

(Thousands of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5748 on June 30, 2008 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007(2)
	(Thousands of US dollars)(1)	(Thousands of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$372,102	€236,285	€282,837

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	17,120	10,871	9,560
Non-cash stock-based compensation	36,209	22,993	24,058
Depreciation and amortization	209,099	132,778	112,941
Benefit from deferred income taxes	(45,519)	(28,905)	(40,146)
Net (gain)/loss on assets sales and other	9,564	6,073	(15,215)
Termination indemnities matured during the period—net	50	31	(540)
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	(267,304)	(169,738)	(206,111)
Prepaid expenses and other	97,920	62,179	(137,876)
Inventories	(8,405)	(5,337)	11,925
Accounts payable	(83,967)	(53,319)	12,727
Accrued expenses and other	3,396	2,157	27,981
Accrual for customers' right of return	9,632	6,116	3,734
Income taxes payable	19,424	12,334	(62,780)

Total adjustments	(2,782)	(1,766)	(259,743)

Net cash provided by/(used in) operating activities	$369,320	€234,519	€23,095

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5748 on June 30, 2008 (see Note 5).

(2)
Includes a non-recurring gain related to the sale of real property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007(2)
	(Thousands of US dollars)(1)	(Thousands of Euro)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	$(205,366)	€(130,408)	€(124,012)
Disposals			25,000
Proceeds from sale of activities, net	9,003	5,717
Purchases of businesses, net of cash acquired	(6,905)	(4,385)	(108,623)
Increase in intangible assets	(5,457)	(3,465)	(1,050)

Net cash used in investing activities	(208,724)	(132,540)	(208,686)

CASH FLOWS FROM FINANCING
ACTIVITIES:
Long-term debt:
Proceeds	621,317	394,537	375,277
Repayments	(536,620)	(340,755)	(302,721)
Increase in overdraft balances	8,395	5,331	266,774
Exercise of stock options	4,944	3,140	17,441
Dividends	(352,152)	(223,617)	(191,077)

Net cash (used in)/provided by financing activities	(254,117)	(161,364)	165,693

CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS	(93,520)	(59,386)	(19,898)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	476,998	302,894	339,122
Effect of exchange rate changes on cash and cash equivalents	(21,366)	(13,567)	2,030

CASH AND CASH EQUIVALENTS, END OF PERIOD	$362,112	€229,941	€321,254

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$90,080	€57,201	€34,788
Cash paid during the period for income taxes	$188,800	€119,888	€249,282

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5748 on June 30, 2008 (see Note 5).

(2)
Includes a non-recurring gain related to the sale of real property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheet as of June 30, 2008 and the related statements of consolidated income and cash flows for the six months ended June 30, 2008 and 2007, and the statement of consolidated shareholders' equity for the six months ended June 30, 2008 of Luxottica Group S.p.A. (the "Company", and together with its subsidiaries the "Group") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of June 30, 2008 and 2007 and for the six months ended June 30, 2008 and 2007, have been made.

        The interim consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements as of and for the year ended December 31, 2007. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Group and are consistent with those applied in the Group's annual report on Form 20-F for its fiscal year ended December 31, 2007. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the operating results for the full year.

        The December 31, 2007 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Group believes that the disclosures are adequate to make the information presented not misleading.

2.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	June 30, 2008	December 31, 2007

Raw materials	€118,919	€117,191
Work in process	53,241	52,132
Finished goods	439,851	492,839
Less: inventory obsolescence reserves	(54,608)	(87,146)

Total	€557,403	€575,016

3.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

4.  STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 24,184,213 ordinary shares of the Group were outstanding at June 30, 2008. Outstanding options granted under the Group's Stock Option Plans (10,714,213 ordinary shares) become exercisable in either three equal annual installments, two equal installments in the

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4.  STOCK OPTION AND PERFORMANCE PLANS (Continued)

second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. All options expire on or before March 14, 2017. During the first six months of 2008, 361,200 options were exercised.

        Performance-based options granted in 2004 under the 2004 Stock Option Plan (1,000,000 ordinary shares) became exercisable on January 31, 2007. During the first six months of 2008, no options from this grant were exercised.

        On September 14, 2004, the Group announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Group's authorized and issued share capital, to a stock option plan for top management of the Group. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During the first six months of 2008, no options from this grant were exercised.

        Performance-based options from two grants in July 2006 under the 2006 Stock Option Plan (grants of 9,500,000 and 3,500,000 ordinary shares, respectively) vest and become exercisable only if certain economic objectives are met.

        In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the "Board") (the "2008 PSP") was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contribution to the Group's success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Group performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares.

5.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the six months ended June 30, 2008 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.5748 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at June 30, 2008. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

6.  INCOME TAXES

        As of January 1, 2007, the Group adopted Financial Accounting Interpretation ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

6.  INCOME TAXES (Continued)

regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 is applied to all existing tax positions for all open tax periods as of the date of adoption. The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

        The aggregate unrecognized tax benefit as of June 30, 2008 is Euro 52.5 million (Euro 56.6 million as of December 31, 2007). The Group does not anticipate the unrecognized tax benefits to change significantly in the twelve-month period ending June 30, 2009.

        The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Group's accrual for penalties and interest related to the uncertain tax benefits noted above, during the six-month period ended June 30, 2008 and 2007, were immaterial. As of June 30, 2008, the Group has recognized a liability for penalties of approximately Euro 4.8 million (Euro 4.9 million as of December 31, 2007) and interest of approximately Euro 9.5 million (Euro 9.6 million as of December 31, 2007).

        The Group's major tax jurisdictions consist of Italy, U.S. Federal and Australia. As of June 30, 2008, tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2003 to present
U.S. Federal	2004 to present
Australia	2004 to present

7.  SEGMENTS AND RELATED INFORMATION

        The Group operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Group's management for the purpose of evaluating the Group's performance and for making decisions about future allocations of resources.

        Commencing on January 1, 2008, both the manufacturing and wholesale distribution segment and the retail distribution segment data include the results of operations of Oakley Inc.'s ("Oakley") wholesale and retail businesses, respectively. Oakley was acquired by the Group on November 14, 2007.

        The "Inter-Segment Transactions and Corporate Adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for both the manufacturing and wholesale distribution and the retail distribution segments. Identifiable assets are those tangible and intangible assets used in

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

7.  SEGMENTS AND RELATED INFORMATION (Continued)

operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(In thousands of Euro) Six months ended June 30,	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2008
Net sales	1,404,478	1,550,201	(201,535)	2,753,145
Income from Operations	346,249	153,549	(62,564)	437,234
Total assets	2,804,608	1,453,792	2,677,944	6,936,344
2007
Net sales	1,119,828	1,681,571	(174,797)	2,626,602
Income from Operations(2)	315,743	205,158	(34,291)	486,611
Total assets	2,205,933	1,447,087	1,727,471	5,380,490
2007 Pro forma(1)
Net sales	1,408,171	1,762,721	(224,421)	2,946,471
Income from Operations(2)	342,776	213,570	(47,460)	508,886

(1)
The unaudited pro forma net sales and income from operations financial information gives effect to the consummation of the Oakley acquisition as if the acquisition had occurred on January 1, 2007, using the purchase method of accounting, in order to provide a better comparison of the operating results of the two periods discussed. The unaudited pro forma net sales and operating income for the six months ended June 30, 2007, have been derived from our unaudited condensed consolidated statement of income for the six months ended June 30, 2007, as reported by us in our quarterly report filed on Form 6-K for the first six months of 2007, and Oakley's unaudited condensed consolidated statement of income for the six months ended June 30, 2007, as reported on Oakley's Form 10-Q for the first six months of 2007.

The unaudited pro forma net sales and income from operations financial information reflects pro forma adjustments for trademark and intangible asset amortization for intangibles identified as a result of the business combination and for the elimination of inter-company transactions had Oakley been part of the consolidated group, all of which are based on available information and certain assumptions that we believe are reasonable under the circumstances. In the opinion of management, all adjustments that are necessary to present fairly the pro forma net sales and income from operations financial information have been made.

The unaudited pro forma net sales and income from operations financial information does not purport to represent what our net sales or income from operations would actually have been had the acquisition of Oakley occurred on such date or to project our results of operations or financial position for any future date or period. The unaudited pro forma net sales and income from operations financial information does not reflect any adjustments to conform accounting practices of Oakley with that of the Group or to reflect any cost savings or other benefits anticipated as a result of the acquisition, the effect of asset dispositions, if any, or any transaction-related expenses.

You should read the unaudited pro forma net sales and income from operations financial information in conjunction with the "Comments on financial results for the three and the six months ended June 30, 2008 and 2007" and the unaudited consolidated financial statements and related notes thereto included herein.

(2)
Includes a non-recurring gain related to the sale of real property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

8.  COMMITMENTS AND CONTINGENCIES

        The Group and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Group's Annual Report on Form 20-F for the year ended December 31, 2007, could have a material adverse effect on the Group's business, financial position or future operating results. It is the opinion of management that the Group has meritorious defenses against such claims, which the Group will vigorously pursue.

9.  BRIDGE LOAN REFINANCING

        On July 1, 2008 our subsidiary U.S. Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility expiring on July 1, 2008. In addition, we extended the amended Bridge Loan of U.S. $150 million for a further 18 months starting from July 1, 2008.

COMMENTS ON FINANCIAL RESULTS FOR THE THREE AND THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

        The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2007, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition, as well as our significant accounting policies.

OVERVIEW

        We are a global leader in eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses, and, with the acquisition of Oakley, Inc. ("Oakley") in November 2007, we, through various Oakley subsidiaries, have also become a designer, manufacturer and worldwide distributor of performance optics products. Through our retail operations, as of June 30, 2008, we owned and operated 5,621 retail locations worldwide and franchised an additional 577 locations principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank and our Licensed Brands (Sears Optical and Target Optical), as well as through the retail brands of our newly-acquired business Oakley, including, among others, Oakley Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen and Bright Eyes. At June 30, 2008, our retail operations by geographic region and significant trade names were as follows:

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

North America	LensCrafters	954		Prescription
	Pearle Vision	454	402	Prescription
	Sunglass Hut	1570		Sun
	ILORI	11		Sun
	Sunglass Icon	133	11	Sun
	The Optical Shop of Aspen	21		Prescription
	Oliver Peoples	4	1	Prescription/Sun
	Oakley Stores and Vaults	87		Sun/Apparel
	Licensed Brands:
	Sears Optical	881		Prescription
	Target Optical	304		Prescription

Asia-Pacific	OPSM	320		Prescription
	Laubman & Pank	133		Prescription
	Budget Eyewear	70	19	Prescription
	Sunglass Hut	211		Sun
	Bright Eyes	43	99	Sun
	Oakley Stores and Vaults	14	1	Sun/Apparel
	Oliver Peoples		1	Prescription/Sun

China and Hong Kong	LensCrafters	160		Prescription
	Sunglass Hut	6		Sun
	Other Brands	78		Prescription

Europe	Sunglass Hut	85		Sun
	Oakley Stores and Vaults	8	4	Sun/Apparel

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

Africa and Middle East	Sunglass Hut		31	Sun
	Oakley Stores and Vaults		1	Sun/Apparel

South Africa	Sunglass Hut	71		Sun
	Oakley Stores and Vaults	2		Sun/Apparel

Central and South America	Oakley Stores and Vaults	1	7	Sun/Apparel

        Our net sales consist of direct sales of finished products manufactured under our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail businesses.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate, as well as on our ability to offer products that meet the ever changing tastes of high-end consumers.

        Our results of operations, which are reported in Euro, are subject to currency rate fluctuations particularly between the Euro and the U.S. dollar due to our significant U.S. business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3288 in the first six months of 2007 to Euro 1.00 = U.S. $1.5304 in the first six months of 2008. Additionally, with the acquisition of OPSM Group Limited in 2003, our results of operations are also susceptible to currency rate fluctuations between the Euro and the Australian dollar ("AUD"). The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = AUD 1.6446 in the first six months of 2007 to Euro 1.00 = AUD 1.6546 in the first six months of 2008. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted our reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact our reported financial results in the future.

The Oakley Merger

        On November 14, 2007, we completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In accordance with the terms of the merger agreement, Oakley's outstanding shares of common stock were converted into the right to receive U.S. $29.30 per share in cash and Oakley became an indirect subsidiary of the Company. The merger was accounted for as a business combination for accounting purposes. For more information on the Oakley merger, please see Item 5—"Operating and Financial Review and Prospects—The Oakley Merger" in our annual report on Form 20-F for the fiscal year ended December 31, 2007.

        In connection with the Oakley acquisition, we increased our outstanding debt by approximately U.S. $2.2 billion.

        Since the consummation of the acquisition, we have begun to implement our strategic integration plan with respect to Oakley. We immediately launched a full portfolio of project tasks, with specific objectives, dedicated joint teams and designated accountabilities to address key integration and synergy areas, with direct significant involvement of our top management.

        We expect that our integration with Oakley will result in synergies in the following areas:

  •
  International wholesale development;

  •
  Developments related to specific brands (especially Revo and Arnette);

  •
  Sourcing retail operations synergies in the key markets of North America and Asia Pacific; and

  •
  General and administrative expenses.

        Currently, all integration project activities are proceeding substantially according to plan. In particular, specific integration tasks have been completed, including namely, the integration of the retail operations in North America, the integration of the Oakley dedicated sales force and marketing personnel within the Luxottica commercial infrastructure in selected European countries and joint sourcing initiatives, while others are in their relevant implementation and/or detailed planning phase, and are expected to be executed within the planned timeframe.

        We expect that the transaction will result in approximately Euro 100 million per year in operating synergies within three years of the completion of the merger, driven by revenue growth and efficiencies. We expect to realize approximately Euro 20 million, Euro 60 million and Euro 100 million of operating synergies in 2008, 2009 and 2010, respectively. We are currently on schedule to realize the initial estimate of such operating synergies. In addition, we anticipate incurring approximately Euro 25 million in one-time charges related to the acquisition and integration, spread out over a two-year period, commencing in 2008. As of June 30, 2008, we have realized operating synergies of approximately Euro 7 million. Expected operating synergies are approximately Euro 6 million and Euro 7 million for the third and fourth quarters of 2008, respectively.

        The primary factors that may influence our ability to execute our integration plans and realize the anticipated cost savings include:

  •
  difficulty in integrating the newly-acquired business and operations in an efficient and effective manner;

  •
  inability to achieve strategic objectives, cost savings and other benefits from the acquisition;

  •
  the loss of key employees of the acquired business;

  •
  the diversion of the attention of senior management from our operations;

  •
  liabilities that were not known at the time of acquisition or the need to address tax or accounting issues;

  •
  difficulty integrating Oakley's human resources systems, operating systems, inventory management systems, and assortment planning systems with our systems; and

  •
  the cultural differences between our organization and Oakley's organization.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Six months ended June 30,

	2008	%	2007(1)%

Net sales	€2,753,145	100.0	€2,626,602	100.0
Cost of sales	908,318	33.0	815,874	31.1

Gross profit	1,844,827	67.0	1,810,728	68.9
Selling and advertising expense	1,108,891	40.3	1,065,610	40.6
General and administrative expense	298,702	10.8	258,507	9.8

Income from operations	437,234	15.9	486,611	18.5
Other income (expense)—net	(60,185)	2.2	(29,740)	1.1

Income before provision for income taxes	377,049	13.7	456,871	17.4
Provision for income taxes	129,893	4.7	164,473	6.3
Minority interests	10,871	0.4	9,560	0.4

Net income	€236,285	8.6	€282,837	10.8

(1)
Includes non-recurring gain related to the sale of real property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

         Net Sales.    Net sales increased by Euro 126.5 million, or 4.8 percent, to Euro 2,753.1 million during the first six months of 2008 from Euro 2,626.6 million in the same period of 2007. Euro 359.1 million of such increase is attributable to the inclusion of net sales generated by the Oakley business for the six months ended June 30, 2008. Euro 49.7 million of such increase is attributable to the superior performance of the manufacturing and wholesale distribution segment for the six months ended June 30, 2008. These positive effects were partially offset by (i) negative currency fluctuation effects, in particular due to a markedly weaker U.S. dollar compared to the Euro, which caused a reduction in net sales of Euro 256.2 million, primarily from the retail distribution segment and (ii) the overall soft performance of the retail distribution segment, which caused a reduction in net sales of Euro 26.1 million. On a pro forma(1) basis, i.e. including the net sales of Oakley for the first six months of 2007 (see Note 7—"Segments and Related Information" above), net sales for the first six months of 2008 would have decreased by Euro 193.4 million, or 6.6 percent. The decrease in pro forma net sales for the period is attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which offset a pro forma increase in net sales of Euro 62.8 million, or 2.1 percent. The increase in pro forma net sales was largely attributable to the positive performance of the manufacturing and wholesale distribution segment.

(1)
Pro forma net sales for the six months ended June 30, 2007 include Oakley net sales, net of inter-company transactions, as if the Group had acquired Oakley on January 1, 2007.

        Net sales for the retail distribution segment decreased by Euro 131.4 million, or 7.8 percent, to Euro 1,550.2 million in the first six months of 2008 from Euro 1,681.6 million in the same period of 2007. The decrease in net sales for the period is primarily attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which negatively impacted net sales for the period by Euro 203.3 million. This decrease in net sales attributable to currency effects was partially offset by the growth in net sales in the first six months of 2008 of Euro 71.9 million, attributable to the inclusion of Oakley's results from its retail business. On a pro forma basis, net sales in the retail distribution segment for the first six months of 2008 would have decreased by Euro 212.5 million, or 12.1 percent, compared to the same period of 2007. The decrease in pro forma net sales for the period is largely attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which decreased the retail distribution segment pro forma net sales by Euro 203.3 million, and to the overall soft performance of the retail distribution segment, which accounted for Euro 9.2 million, or 0.5 percent, of the decrease.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 257.9 million, or 27.3 percent, to Euro 1,202.9 million in the first six months of 2008 from Euro 945.0 million in the same period of 2007. Euro 261.1 million of such increase is attributable to the inclusion of net sales generated by the Oakley business for the first six month of 2008; Euro 49.7 million of the increase is attributable to the increase of net sales to third parties in the manufacturing and wholesale distribution segment, mainly driven by increased sales of our Ray-Ban and Vogue brands, as well as the continued success of sales of branded products of our designer lines, such as Dolce & Gabbana, and the launch of new products from our license agreements with Burberry, Ralph Lauren and Tiffany. These sales volume increases occurred primarily in the European and North American markets, which together accounted for approximately 77.9 percent and 81.1 percent of the net sales to third parties in our manufacturing and wholesale distribution segment in the first six months of 2008 and 2007, respectively. These positive effects have been partially offset by negative currency fluctuations, in particular to a markedly weaker U.S. dollar compared to the Euro, which caused a reduction in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 52.9 million. On a pro forma basis, net sales to third parties in the manufacturing and wholesale distribution segment in the first six months of 2008 would have increased by Euro 19.1 million, or 1.6 percent, as compared to the same period in 2007. The strengthening of the Euro, mainly versus the U.S. dollar, partially offset the increase of Euro 72.0 million or 6.1 percent in the pro forma net sales to third parties in our manufacturing and wholesale distribution segment.

        During the first six months of 2008, net sales in the retail distribution segment accounted for approximately 56.3 percent of total net sales, as compared to approximately 64.0 percent of total net sales in the same period of 2007. This decrease in the net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to a significant increase in net sales to third parties in our manufacturing and wholesale distribution segment, which, as noted above, grew by 27.3 percent in the first six months of 2008 compared to the same period of 2007, largely as a result of the acquisition of Oakley, which is primarily a wholesale business, and to negative currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment, because of the heavy concentration of our retail business in North America, Australia and China, where the Euro is not the functional currency.

        On a geographic basis, combined, the retail and manufacturing and wholesale businesses in the United States and Canada comprised 56.6 percent, or Euro 1,557.9 million, of total net sales in the first six months of 2008, which decreased as compared to net sales in the United States and Canada of 60.2 percent, or Euro 1,580.6 million, of total net sales in the same period of 2007, due to the negative impact of the strengthening of the Euro compared to the U.S. dollar. Net sales for retail and manufacturing and wholesale operations in Asia-Pacific comprised 12.1 percent of total net sales and totaled Euro 332.0 million in net sales during the first six months of 2008, as compared to 10.9 percent, or Euro 285.6 million, in the same period of 2007, which represented a 16.2 percent increase in net sales for the region, which was mainly attributable to the inclusion of the newly-acquired Oakley business. Net sales for retail and manufacturing and wholesale operations for the rest of the world comprised 31.4 percent of total net sales and accounted for Euro 863.2 million of net sales during the first six months of 2008, as compared to 28.9 percent, or Euro 760.3 million, in the same period of 2007, which represented a Euro 102.9 million or 13.5 percent increase in net sales for the rest of the world. The increase in net sales for the rest of the world was primarily attributable to the inclusion of the newly-acquired Oakley business, which includes a larger percentage of net sales in Europe and Latin America relative to the rest of the Group, and to the positive performance of the Group's wholesale business primarily in some European and South American markets.

        During the first six months of 2008, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 674.5 million, comprising 56.1 percent of our total net sales in this segment as compared to 65.1 percent for the first six months of 2007, constituting a 9.6 percent increase in net sales from Euro 615.3 million. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada was U.S. $401.7 million in local currency terms and comprised 21.8 percent of our total net sales in this segment in the first six months of 2008, compared to 16.0 percent of our total net sales for the same period in 2007. The U.S. $401.7 million of net sales constituted an increase, in local currency, of 100.4 percent from U.S. $200.4 million of net sales in the first six months of 2007. This increase in net sales was primarily driven by the inclusion of the newly-acquired Oakley business and the strong performance of certain of our licensed brands, such as Dolce & Gabbana and Versace, as well as increased sales volumes for certain of our brands, especially Ray-Ban and Vogue. In Euro, because of the inclusion of the dollar-denominated Oakley business, net sales in the United States and Canada increased from the same period in 2007 by only 74.0 percent due to the strengthening of the Euro compared to the U.S. dollar. Net sales to third parties in our manufacturing and wholesale segment in the rest of the world was Euro 265.9 million, comprising 22.1 percent of our total net sales in this segment as compared to 18.9 percent of our total net sales for the same period in 2007, and constituted an increase of 48.6 percent from Euro 178.9 million.

        During the first six months of 2008, net sales in the retail distribution segment in the United States and Canada comprised 83.6 percent of our total net sales in this segment as compared to 85.0 percent of our total net sales for the same period in 2007. In Euro, because of the inclusion of the dollar-denominated Oakley business, retail net sales in the United States and Canada decreased by 9.4 percent, from Euro 1,429.8 million in the first six months of 2007 to Euro 1,295.4 million in the same period of 2008 due to the strengthening of the Euro compared to the U.S. dollar. In U.S. dollars, however, retail net sales in the United States and Canada increased by 4.4 percent from U.S. $1,899.9 million in the first six months of 2007 to U.S. $1,982.5 million in the same period of 2008 due to the inclusion of the Oakley business. During the first six months of 2008, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 16.4 percent of our total net sales in the retail distribution segment and constituted an increase of 1.2 percent from Euro 251.8 million in the first six months of 2007 to Euro 254.8 million in the same period of 2008 primarily due to the inclusion of the newly-acquired Oakley business.

         Cost of Sales.    Cost of sales increased by Euro 92.4 million, or 11.3 percent, to Euro 908.3 million in the first six months of 2008 from Euro 815.9 million in the same period of 2007, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales increased to 33.0 percent in the first six months of 2008, as compared to 31.1 percent in the same period of 2007, mainly due to the increase in supply and labor costs for manufacturing mainly due to the inclusion of the newly-acquired Oakley business. In the first six months of 2008, the average number of frames produced daily in our facilities increased to approximately 224,300, as compared to 174,300 in the same period of 2007, which was attributable to increased production in both the Italian and Chinese manufacturing facilities, in addition to the inclusion of approximately 42,300 frames from Oakley's manufacturing business, which were not included in 2007.

         Gross Profit.    Our gross profit increased by Euro 34.1 million, or 1.9 percent, to Euro 1,844.8 million in the first six months of 2008 from Euro 1,810.7 million in the same period of 2007. As a percentage of net sales, gross profit decreased to 67.0 percent in the first six months of 2008 from 68.9 percent in the same period of 2007, due to the factors noted above for cost of sales.

         Operating Expenses.    Total operating expenses increased by Euro 83.5 million, or 6.3 percent, to Euro 1,407.6 million in the first six months of 2008 from Euro 1,324.1 million in the same period of 2007. As a percentage of net sales, operating expenses increased to 51.1 percent in the first six months of 2008 from 50.4 percent in the same period of 2007 primarily due to the increase of costs in our manufacturing and wholesale distribution segment, which was affected by the integration of Oakley due to Oakley's higher operating expenses.

        Selling and advertising expenses (including royalty expenses) increased by Euro 43.3 million, or 4.1 percent, to Euro 1,108.9 million in the first six months of 2008 from Euro 1,065.6 million in the same period of 2007, primarily due to increases in sales force compensation costs of Euro 28.7 million, and to higher advertising expenses of Euro 9.3 million. As a percentage of net sales, selling and advertising expenses remained nearly the same at 40.3 percent in the first six months of 2008 compared to 40.6 percent in the same period of 2007.

        General and administrative expenses, including intangible asset amortization, increased by Euro 40.2 million, or 15.5 percent, to Euro 298.7 million in the first six months of 2008 from Euro 258.5 million in the same period of 2007, primarily due to the one-off gain of Euro 20.0 million before taxes incurred for the sale of real estate in Milan, Italy in May 2007, and to an increase in general and administrative expenses in the manufacturing and wholesale distribution segment, as well as the amortization of the acquired Oakley intangibles of Euro 13.8 million. As a percentage of net sales, general and administrative expenses increased to 10.8 percent in the first six months of 2008 from 9.8 percent in the same period of 2007.

         Income from Operations.    For the reasons described above, income from operations in the first six months of 2008 decreased by Euro 49.4 million, or 10.1 percent, to Euro 437.2 million from Euro 486.6 million in the same period of 2007. As a percentage of net sales, income from operations decreased to 15.9 percent in the first six months of 2008 from 18.5 percent in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, income from operations would have decreased by 6.3 percent. On a pro forma(2) basis, i.e. including Oakley's results of operations for the first six months of 2007 (see Note 7—"Segments and Related Information" above) and excluding the non-recurring gain that occurred in 2007, the operating margin for the first six months of 2007 would have been 16.6 percent not 18.5 percent, as reported last year.

(2)
Pro forma income from operations for the period ended June 30, 2007 includes Oakley's income from operations, adjusted by the amortization of trademarks and other intangibles identified as a result of the business combination, as if we had acquired Oakley on January 1, 2007.

         Other Income (Expense)—Net.    Other income (expense)—net was Euro (60.2) million in the first six months of 2008 as compared to Euro (29.7) million in the same period of 2007. Net interest expense was Euro 58.5 million in the first six months of 2008 as compared to Euro 32.1 million in the same period of 2007, attributable to an increase in outstanding indebtedness borrowed in connection with the acquisition of Oakley.

         Net Income.    Income before taxes decreased by Euro 79.8 million, or 17.5 percent, to Euro 377.0 million in the first six months of 2008 from Euro 456.9 million in the same period of 2007. As a percentage of net sales, income before taxes decreased to 13.7 percent in the first six months of 2008 from 17.4 percent in the same period of 2007. Minority interests increased to Euro 10.9 million in the first six months of 2008 from Euro 9.6 million in the same period of 2007. Our effective tax rate was 34.5 percent in the first six months of 2008, as compared to 36.0 percent in the same period of 2007.

        Net income decreased by Euro 46.6 million, or 16.5 percent, to Euro 236.3 million in the first six months of 2008 from Euro 282.8 million in the same period of 2007. Net income as a percentage of net sales decreased to 8.6 percent in the first six months of 2008 from 10.8 percent in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, net income as a percentage of net sales would have been 10.3 percent and net income would have decreased by 12.5 percent.

        Basic earnings per share were Euro 0.52 in the first six months of 2008 as compared to Euro 0.62 in the same period of 2007. Diluted earnings per share were Euro 0.52 in the first six months of 2008 as compared to Euro 0.62 in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, basic earnings per share and diluted earnings per share would have been Euro 0.59 in the first six months of 2007.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2008 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Three months ended June 30,

	2008	%	2007(1)%

Net sales	€1,354,442	100.0	€1,326,777	100.0
Cost of sales	437,408	32.3	398,980	30.1

Gross profit	917,034	67.7	927,797	69.9
Selling and advertising expenses	545,902	40.3	540,750	40.8
General and administrative expenses	140,955	10.4	124,562	9.4

Income from operations	230,177	17.0	262,486	19.8
Other income (expense)—net	(23,596)	1.7	(14,533)	1.1

Income before provision for income taxes	206,581	15.3	247,953	18.7
Provision for income taxes	70,229	5.2	89,263	6.7
Minority interests	3,772	0.3	4,109	0.3

Net income	€132,580	9.8	€154,581	11.7

(1)
Includes a non-recurring gain related to the sale of real property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

         Net Sales.    Net sales increased by Euro 27.6 million, or 2.1 percent, to Euro 1,354.4 million during the second quarter of 2008 from Euro 1,326.8 million in the same period of 2007. Euro 200.1 million of such increase is attributable to the inclusion of net sales generated by the Oakley business for the second quarter of 2008. This positive effect was partially offset by negative currency fluctuation effects, in particular due to a markedly weaker U.S. dollar compared to the Euro, which caused a reduction in net sales of Euro 139.9 million, primarily from the retail distribution segment. On a pro forma(3) basis, i.e. including the net sales of Oakley for the second quarter of 2007 (see Note 7—"Segments and Related Information" above), net sales for the second quarter of 2008 would have decreased by Euro 147.1 million, or 9.8 percent. The soft performance of the retail distribution segment, which generated a decrease in total pro forma net sales of Euro 7.3 million, or 0.5 percent and the strengthening of the Euro, mainly versus the U.S. dollar account for the decrease in the pro forma net sales for the second quarter of 2008 compared to the same period of 2007. These effects offset the Euro 7.1 million increase in pro forma net sales to third parties in the manufacturing and wholesale distribution segment.

(3)
Pro forma net sales for the three months ended June 30, 2007 include Oakley net sales, net of inter-company transactions, as if the Group had acquired Oakley on January 1, 2007.

        Net sales for the retail distribution segment decreased by Euro 76.9 million, or 9.1 percent, to Euro 771.1 million in the second quarter of 2008 from Euro 848.0 million in the same period of 2007. The decrease in net sales for the period is primarily attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which negatively impacted net sales for the period by Euro 108.8 million, or 3.8 percent. This decrease in net sales attributable to currency effects was partially offset by the growth in net sales in the second quarter of 2008 of Euro 31.9 million, attributable to the inclusion of Oakley's results from its retail business. On a pro forma basis, net sales in the retail distribution segment for the second quarter of 2008 would have decreased by Euro 123.2 million, or 13.8 percent, compared to the same period of 2007. The decrease in pro forma net sales for the period is largely attributable to the strengthening of the Euro, mainly versus the U.S. dollar, and by a Euro 14.4 million, or 1.6 percent, decrease in the net sales for the segment.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 104.6 million, or 21.8 percent, to Euro 583.4 million in the second quarter of 2008 from Euro 478.8 million in the same period of 2007. The strengthening of the Euro, mainly versus the U.S. dollar, partially offset the increase of Euro 135.5 million or 28.3 percent in net sales to third parties in the manufacturing and wholesale distribution segment. Euro 145.3 million of such increase is attributable to the inclusion of Oakley's business. This increase has been partially offset by a reduction in sales in some of our designer brands. On a pro forma basis, net sales to third parties in the manufacturing and wholesale distribution segment in the second quarter of 2008 would have decreased by Euro 23.9 million, or 3.9 percent, as compared to the same period in 2007. The strengthening of the Euro, mainly versus the U.S. dollar, offset the Euro 7.1 million, or 1.2 percent, increase in pro forma net sales for the period by Euro 31.0 million.

        During the second quarter of 2008, net sales in the retail distribution segment accounted for approximately 56.9 percent of total net sales, as compared to approximately 63.9 percent of total net sales in the same period of 2007. This decrease in the net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to a significant increase in net sales to third parties in our manufacturing and wholesale distribution segment, which, as noted above, grew by 21.8 percent in the second quarter of 2008 compared to the same period of 2007, as a result of the acquisition of Oakley, which is primarily a wholesale business, and to negative currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment, because of the heavy concentration of our retail business in North America, Australia and China, where the Euro is not the functional currency.

        On a geographic basis, combined, the retail and manufacturing and wholesale businesses in the United States and Canada comprised 57.5 percent, or Euro 779.0 million, of total net sales in the second quarter of 2008, which decreased as compared to net sales in the United States and Canada of 60.3 percent, or Euro 800.1 million, of total net sales in the same period of 2007, due to the negative impact of the strengthening of the Euro compared to the U.S. dollar. Net sales for retail and manufacturing and wholesale operations in Asia-Pacific comprised 11.7 percent of total net sales and totaled Euro 158.6 million in net sales during the second quarter of 2008, as compared to 10.8 percent, or Euro 142.9 million, in the same period of 2007, which represented an 11.0 percent increase in net sales for the region, which was mainly attributable to the inclusion of the newly-acquired Oakley business. Net sales for retail and manufacturing and wholesale operations for the rest of the world comprised 30.8 percent of total net sales and accounted for Euro 416.8 million of net sales during the second quarter of 2008, as compared to 28.9 percent, or Euro 383.8 million, in the same period of 2007, which represented an 8.6 percent or Euro 33,1 million increase in net sales for the rest of the world. The increase in net sales for the rest of the world was attributable to the inclusion of the newly-acquired Oakley business, which includes a larger percentage of net sales in Europe and Latin America relative to the rest of the Group.

        During the second quarter of 2008, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 313.1 million, comprising 53.7 percent of our total net sales in this segment as compared to 63.5 percent for the second quarter of 2007, constituting a 2.9 percent increase in net sales from Euro 304.2 million. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada was U.S. $213.7 million in local currency terms and comprised 23.4 percent of our total net sales in this segment in the second quarter of 2008, compared to 16.8 percent of our total net sales in this segment for the same period in 2007. The U.S. $213.7 million sales constituted an increase, in local currency, of 98.6 percent from U.S. $107.6 million sales in the second quarter of 2007. This increase in net sales was mainly driven by the inclusion of the newly-acquired Oakley business. In Euro, because of the inclusion of the dollar-denominated Oakley business, net sales in the United States and Canada increased from the same period in 2007 by only 69.7 percent due to the strengthening of the Euro compared to the U.S. dollar. Net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world was Euro 134.0 million, comprising 23.0 percent of our total net sales in this segment as compared to 19.7 percent of our total net sales for the same period in 2007, and constituted an increase of 42.1 percent from Euro 94.3 million.

        During the second quarter of 2008, net sales in the retail distribution segment in the United States and Canada comprised 83.4 percent of our total net sales in this segment as compared to 84.9 percent of our total net sales of the segment for the same period in 2007. In Euro, because of the inclusion of the dollar-denominated Oakley business, retail net sales in the United States and Canada decreased by 10.7 percent, from Euro 719.8 million in the second quarter of 2007 to Euro 642.8 million in the same period of 2008 due to the strengthening of the Euro compared to the U.S. dollar. In U.S. dollars, however, retail net sales in the United States and Canada increased by 3.7 percent from U.S. $969.4 million in the second quarter of 2007 to U.S. $1,005.2 million in the same period of 2008 due to the inclusion of the Oakley business. During the second quarter of 2008, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 16.6 percent of our total net sales in the retail distribution segment and constituted an increase of 0.1 percent from Euro 128.2 million in the second quarter of 2007 to Euro 128.3 million in the same period of 2008, primarily due to the inclusion of the newly-acquired Oakley business.

         Cost of Sales.    Cost of sales increased by Euro 38.4 million, or 9.6 percent, to Euro 437.4 million in the second quarter of 2008 from Euro 399.0 million in the same period of 2007, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales increased to 32.3 percent in the second quarter of 2008, as compared to 30.1 percent in the same period of 2007, mainly due to the increase in supply and labor costs for manufacturing, primarily due to the inclusion of the newly-acquired business of Oakley. In the second quarter of 2008, the average number of frames produced daily in our facilities increased to approximately 227,500, as compared to 179,000 in the same period of 2007, which was attributable to increased production in both the Italian and Chinese manufacturing facilities, in addition to the inclusion of approximately 46,500 frames from Oakley's manufacturing business, which were not included in 2007.

         Gross Profit.    Our gross profit decreased by Euro 10.8 million, or 1.2 percent, to Euro 917.0 million in the second quarter of 2008 from Euro 927.8 million in the same period of 2007. As a percentage of net sales, gross profit decreased to 67.7 percent in the second quarter of 2008 from 69.9 percent in the same period of 2007, due to the factors noted above for cost of sales.

         Operating Expenses.    Total operating expenses increased by Euro 21.5 million, or 3.2 percent, to Euro 686.9 million in the second quarter of 2008 from Euro 665.3 million in the same period of 2007. As a percentage of net sales, operating expenses increased to 50.7 percent in the second quarter of 2008 from 50.1 percent in the same period of 2007 primarily due to the increase of costs in our manufacturing and wholesale distribution segment, which was affected by the integration of Oakley due to Oakley's higher operating expenses and a gain of Euro 20.0 million before taxes incurred for the sale of real property in Milan, Italy in May 2007.

        Selling and advertising expenses (including royalty expenses) increased by Euro 5.2 million, or 1.0 percent, to Euro 545.9 million in the second quarter of 2008 from Euro 540.8 million in the same period of 2007, primarily due to increases in sales force compensation costs of Euro 12.8 million, and to higher advertising expenses of Euro 1.8 million. As a percentage of net sales, selling and advertising expenses remained nearly the same at 40.3 percent in the second quarter of 2008 compared to 40.8 percent in the same period of 2007.

        General and administrative expenses, including intangible asset amortization, increased by Euro 16.4 million, or 13.2 percent, to Euro 141.0 million in the second quarter of 2008 from

Euro 124.6 million in the same period of 2007, primarily due to the one-off gain discussed above and to an increase in general and administrative expenses in the manufacturing and wholesale distribution segment, as well as the amortization of the acquired Oakley intangibles of Euro 6.4 million. As a percentage of net sales, general and administrative expenses increased to 10.4 percent in the second quarter of 2008 from 9.4 percent in the same period of 2007.

         Income from Operations.    For the reasons described above, income from operations in the second quarter of 2008 decreased by Euro 32.3 million, or 12.3 percent, to Euro 230.2 million from Euro 262.5 million in the same period of 2007. As a percentage of net sales, income from operations decreased to 17.0 percent in the second quarter of 2008 from 19.8 percent in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, income from operations would have decreased by 5.1 percent. On a pro forma(4) basis, i.e. including Oakley's results of operations for the second quarter of 2007 (see Note 7—"Segments and Related Information" above) and excluding the non-recurring gain that occurred in 2007, the operating margin for the second quarter of 2007 would have been 17.6 percent not 19.8 percent, as reported last year.

(4)
Pro forma income from operations for the three months ended June 30, 2007 includes Oakley's income from operations, adjusted by the amortization of trademarks and other intangibles identified as a result of the business combination, as if we had acquired Oakley on January 1, 2007.

         Other Income (Expense)—Net.    Other income (expense)—net was Euro (23.6) million in the second quarter of 2008 as compared to Euro (14.5) million in the same period of 2007. Net interest expense was Euro 27.1 million in the second quarter of 2008 as compared to Euro 17.3 million in the same period of 2007, attributable to an increase in outstanding indebtedness borrowed in connection with the acquisition of Oakley.

         Net Income.    Income before taxes decreased by Euro 41.4 million, or 16.7 percent, to Euro 206.6 million in the second quarter of 2008 from Euro 248.0 million in the same period of 2007. As a percentage of net sales, income before taxes decreased to 15.3 percent in the second quarter of 2008 from 18.7 percent in the same period of 2007. Minority interests decreased to Euro 3.8 million in the second quarter of 2008 from Euro 4.1 million in the same period of 2007. Our effective tax rate was 34.0 percent in the second quarter of 2008, as compared to 36.0 percent in the same period of 2007.

        Net income decreased by Euro 22.0 million, or 14.2 percent, to Euro 132.6 million in the second quarter of 2008 from Euro 154.6 million in the same period of 2007. Net income as a percentage of net sales decreased to 9.8 percent in the second quarter of 2008 from 11.7 percent in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, net income as a percentage of net sales would have been 10.7 percent and net income would have decreased by 6.5 percent.

        Basic earnings per share were Euro 0.29 in the second quarter of 2008 as compared to Euro 0.34 in the same period of 2007. Diluted earnings per share were Euro 0.29 in the second quarter of 2008 as compared to Euro 0.34 in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, basic earnings per share and diluted earnings per share would have been Euro 0.31 in the second quarter of 2007.

BALANCE SHEET DISCUSSION

Our Cash Flows

         Operating Activities.    Our cash provided by operating activities was Euro 234.5 million and Euro 23.1 million for the first six months of 2008 and 2007, respectively. The Euro 211.4 million increase in the first six months of 2008 as compared to the same period of 2007 was primarily attributable to advance payments of U.S. $199.0 million paid by us in January 2007 to Ralph Lauren for future contracted minimum royalties, classified among the "prepaid expenses and other" within the Consolidated Statement of Cash Flow. Depreciation and amortization were Euro 132.8 million in the first six months of 2008 as compared to Euro 112.9 million in the same period of 2007. This increase in depreciation and amortization was attributable to the increased intangible and fixed assets associated with the Oakley acquisition. Deferred taxes were Euro (28.9) million in the first six months of 2008 compared to Euro (40.1) million for the same period of 2007. Accounts receivable decreased from Euro (206.1) million in the first six months of 2007 to Euro (169.7) million in the first six months of 2008 mainly due to the improvement of days-of-sales-outstanding (DSO). The inventory change was Euro (5.3) million in the first six months of 2008, compared to Euro 11.9 million for the same period of 2007. The increase is mainly due to the strengthening of the Euro compared to the U.S. dollar. The change in accounts payable was Euro (53.3) million in the first six months of 2008 as compared to Euro 12.7 million in the same period of 2007. The difference is attributable to making payments on a shorter time frame in the first six months of 2008 as compared to the same period in 2007. The change in accrued expenses and other was Euro 2.2 million in the first six months of 2008 as compared to Euro 28.0 million in the same period of 2007. The decrease is mainly due to the strengthening of the Euro compared to the U.S. dollar. The change in income taxes payable was Euro 12.3 million in the first six months of 2008 as compared to Euro (62.8) million in the same period of 2007. The difference is mainly due to the change in the timing of the tax payments in Italy as compared to the first six months of 2007.

         Investing Activities.    Our cash used in investing activities was Euro (132.5) million for the first six months of 2008 as compared to Euro (208.7) million for the same period of 2007. The decrease in cash used in investing activities was primarily due to the acquisitions made in the first six months of 2007, which accounted for a cash outflow of Euro 108.6 million. In particular, in the first six months of 2007, the Group acquired (i) the optical retail business of D.O.C Optics for approximately Euro 83.7 million (U.S. $110.2 million), (ii) two prominent specialty sun chains in South Africa with a total of 65 stores for approximately Euro 10.0 million, and (iii) other small retail businesses in Australia and New Zealand for approximately Euro 6.0 million. Capital expenditures were Euro 130.4 million for the first six months of 2008 as compared to Euro 124.0 million for the same period of 2007. This increase in capital expenditures is due to the investment in both the manufacturing facilities of the manufacturing and wholesale distribution segment and in the opening, remodeling and relocation of stores in the retail distribution segment. Disposals of fixed assets accounted for a cash inflow in the first six months of 2007 of approximately Euro 25.0 million, mainly related to the May 2007 sale of real property located in Milan, Italy.

         Financing Activities.    Our cash provided by/(used in) financing activities for the first six months of 2008 and 2007 was Euro (161.4) million and Euro 165.7 million, respectively. Cash provided by/used in financing activities for the first six months of 2008 consisted primarily of the proceeds of Euro 394.5 million from long-term debt borrowings and Euro 340.8 million used to pay down long-term debt expiring during the first three months of 2008, in addition to the payment of dividends of Euro 223.6 million. Cash provided by/used in financing activities for the first six months of 2007 consisted primarily of the proceeds of Euro 375.3 million from long-term debt borrowings and Euro 302.7 million in cash used to repay long-term debt expiring during the first six months of 2007, in addition to the payment of dividends of Euro 191.1 million.

        We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by us and certain of our subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. We use these short-term lines of credit to satisfy our short-term cash needs.

        Our total net indebtedness was Euro 2,839.7 million as of June 30, 2008. Available additional borrowings under credit facilities as of such date were Euro 756.6 million.

        On September 3, 2003, Luxottica U.S. Holdings Corp. ("U.S. Holdings") closed a private placement of U.S. $300.0 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes required annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by us and our subsidiary Luxottica S.r.l., the Company's wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of June 30, 2008, we were in compliance with all of its applicable covenants, including calculations of financial covenants.

        In September 2003, we entered into a credit facility with Banca Intesa S.p.A. of Euro 200.0 million. The credit facility included a Euro 150.0 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30.0 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at EURIBOR (as defined in the agreement) plus 0.55 percent (5.505 percent on June 30, 2008). The revolving loan provides borrowing availability of up to Euro 50.0 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of June 30, 2008, Euro 25.0 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (5.017 percent on June 30, 2008). The final maturity of the credit facility is September 30, 2008. We can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of June 30, 2008, we were in compliance with all of our applicable covenants including calculations of financial covenants when applicable. Under this credit facility, Euro 55.0 million was utilized as of June 30, 2008.

        In June 2005, we entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120.0 million, which began to decrease by Euro 30.0 million every six months commencing on March 30, 2007 ("Intesa OPSM Swaps"). These swaps expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200.0 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of EURIBOR (as defined in the agreement) for an average fixed rate of 2.425 percent per annum.

        On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of our existing debt as it matures. Tranche B is a term loan of

U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725.0 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. On June 30, 2008, U.S. $525.0 million (Euro 333.4 million) had been drawn from Tranche C by U.S. Holdings and Euro 225.0 million by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on June 30, 2008 was 5.164 percent for Tranche A, 3.010 percent for Tranche B, 2.894 percent on Tranche C amounts borrowed in U.S. dollars and 4.772 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of June 30, 2008. As of June 30, 2008, Euro 944.8 million was borrowed under this credit facility.

        In June 2005, we entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405.0 million with various banks which began to decrease by Euro 45.0 million every three months beginning on June 3, 2007 ("Club Deal Swaps"). These Club Deal Swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.5 percent per annum.

        During the fourth quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These Tranche B Swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.616 percent per annum.

        In December 2005, we entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion may be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. We repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of June 30, 2008, Euro 100.0 million was borrowed under this credit facility. Interest accrues on the revolving loan at EURIBOR (as defined in the agreement) plus 0.25 percent (4.714 percent on June 30, 2008). We can select interest periods of one, three or six months. The final maturity of the credit facility is December 3, 2008.

        To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a Term Loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to us. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on our ratio of net debt to EBITDA, except for the period between the date of the first utilization date and the calculation of the covenants for the first six months of 2008, for which the spread is fixed to 40 basis points. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.40 percent (3.084 percent for Facility D and 3.176 percent for Facility E on June 30, 2008). The final maturity of the credit facility is October 12, 2012. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of June 30, 2008. U.S. $1,500.0 million was borrowed under this credit facility as of June 30, 2008.

        During the fourth quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

        The short-term bridge loan facility is for an aggregate principal amount of U.S. $500.0 million. This facility is underwritten by Bank of America Securities Limited and UniCredit Market and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch). Interest accrues on the short-term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent (2.604 percent on June 30, 2008). The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to the U.S. $500.0 million short-term bridge loan facility entered into to finance the Oakley acquisition. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. Interest will accrue at LIBOR (as defined in the agreement) plus 0.60 percent. As of June 30, 2008, U.S. $500 million was borrowed under this facility.

        In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 0.375 percent (5.299 percent as of June 30, 2008). We can select interest periods of one, three or six months. The final maturity of the credit facility is October 8, 2009. As of June 30, 2008, Euro 150.0 million was borrowed under this facility.

        On May 29, 2008, we entered into a Euro 250.0 million revolving credit facility, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. As of June 30, 2008, the credit facility was unused.

        On July 1, 2008, our subsidiary U.S. Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $ 128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility expiring on July 1, 2008. In addition, we extended the amended Bridge Loan of U.S. $150 million for a further 18 months starting from July 1, 2008.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On April 17, 2008, we signed a long-term exclusive license agreement for the design, production and worldwide distribution of sunglasses under the luxury lifestyle brand Stella McCartney. The agreement, which will begin on January 1, 2009, is for an initial term of six years, automatically renewable for an additional five-year term. The first collection will be launched in the summer of 2009.

        In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the "Board") (the "2008 PSP") was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contribution to the Group's success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Group performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares.

        On June 25, 2008, our subsidiary Ray Ban Indian Holdings Inc., which owns approximately 70.5 percent of RayBan Sun Optics India Limited, a company listed on the Bombay Stock Exchange, proposed to make a voluntary delisting offer to the public shareholders of RayBan Sun Optics India Limited pursuant to the SEBI (delisting of securities) Guidelines 2003. On July 25, 2008, the Ray Ban Sun Optics India Limited shareholders' meeting approved the delisting offer. During the bid period, the shareholders tendered 2,521,841 shares, and Ray Ban Indian Holdings Inc. reached the required quota for the delisting. On August 26, 2008, the exit price of Rs 140 was determined and on September 11, 2008, the last day for tendering shares, an additional number of 1,813,872 tendered shares were exchanged. As a result, Ray Ban Indian Holdings Inc. owns approximately 88.2 percent of RayBan Sun Optics India Limited.

        Effective July 31, 2008, our subsidiary, Sunglass Hut (UK) Limited, which operates our UK retail business, acquired 100 percent of the shares of Optika Holdings Ltd., a company in which we previously owned only a 50 percent interest, in exchange for the issuance of new shares from Sunglass Hut (UK) Limited. As a consequence of the above transaction, we now own approximately 66 percent of Sunglass Hut (UK) Limited and 34 percent is owned by the former third party Optika Holdings Ltd's shareholders.

        We and our subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on our business, financial position or operating results. See Item 3—"Key Information—Risk Factors" in our annual report on Form 20-F for our fiscal year ended December 31, 2007.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley's operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ ENRICO CAVATORTA
Dated: October 1, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH
HAAR - GERMANY

 OY LUXOTTICA FINLAND AB
ESPOO - FINLAND

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA NORGE AS
KONGSBERG - NORWAY

 LUXOTTICA OPTICS LTD
HERZELIA - ISRAEL

 LUXOTTICA POLAND SPZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA SWITZERLAND AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE LTD
BUDAPEST - HUNGARY	LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA TRADING AND FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA U.S. HOLDINGS CORP.
WILMINGTON - DELAWARE (USA)

 COLE VISION CORPORATION
WILMINGTON - DELAWARE (USA)

 PEARLE VISION, INC
WILMINGTON - DELAWARE (USA)

 LENSCRAFTERS, INC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
WILMINGTON - DELAWARE (USA)

 SUNGLASS HUT TRADING, LLC
WILMINGTON - DELAWARE (USA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA CANADA INC
TORONTO - CANADA

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO	LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
SYDNEY - AUSTRALIA

 OPSM GROUP PTY LIMITED
SYDNEY - AUSTRALIA

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 LUXOTTICA RETAIL HONG KONG LIMITED
HONG KONG - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 SHANGHAI MODERN SIGHT OPTICS LTD
SHANGHAI - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

www.luxottica.com

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)